Exhibit 99.1

For More Information Contact:
MEDIA CONTACTS:
Biogen Idec Amy Brockelman Ph: 617 914 6524	Elan Davia B. Temin Ph: 212 407 5740 Elizabeth Headon 353-1-498-0300
INVESTOR CONTACTS:
Biogen Idec Oscar Velastegui Ph: 617 679 2812	Elan Emer Reynolds Ph: 353 1 709 4000 Chris Burns 800 252 3526

BIOGEN IDEC AND ELAN ANNOUNCE NOTIFICATION OF FDA ADVISORY
COMMITTEE MEETING TO REVIEW TYSABRI® FOR THE TREATMENT OF
MULTIPLE SCLEROSIS

Cambridge, MA and Dublin, Ireland - January 23, 2006 - Biogen Idec (NASDAQ: BIIB) and Elan Corporation, plc. (NYSE: ELN) announced today that they have received notification from the U.S. Food and Drug Administration (FDA) that the Peripheral and Central Nervous System Drugs Advisory Committee will review TYSABRI® (natalizumab) for the treatment of multiple sclerosis (MS) on March 7, 2006.

On September 26, 2005 the companies announced that they submitted to the FDA a supplemental Biologics License Application (sBLA) for TYSABRI. Subsequently, the FDA designated TYSABRI for Priority Review. The FDA grants Priority Review status to products that are considered to be potentially significant therapeutic advancements over existing therapies that address an unmet medical need. Based on the FDA’s designation of Priority Review for TYSABRI in MS, the companies anticipate action by the Agency approximately six months from the submission date, or by late March 2006.

The sBLA includes two-year data from the Phase III AFFIRM monotherapy trial and SENTINEL add-on trial with AVONEX® (Interferon beta-1a) in MS, a revised label and risk management plan, and an integrated safety assessment of TYSABRI clinical trial patients. Biogen Idec and Elan also recently completed a comprehensive safety evaluation of more than 3,000 TYSABRI patients in collaboration with leading experts in progressive multifocal leukoencephalopathy (PML) and MS. The results yielded no new confirmed cases of PML beyond the three previously reported.

-MORE-

Page 2 Biogen Idec and Elan Announce Notification of FDA Advisory Committee Meeting to Review TYSABRI®

About Biogen Idec Biogen Idec creates new standards of care in oncology, neurology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit http://www.biogenidec.com.

About Elan Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Safe Harbor/Forward Looking StatementsThis press release contains forward-looking statements regarding the potential and regulatory path forward of TYSABRI. The commercial potential and regulatory path forward of TYSABRI are subject to a number of risks and uncertainties. Factors which could cause actual results to differ materially from the companies’ current expectations include the risk that concerns may arise from additional data or analysis or that the companies may encounter other unexpected delays or hurdles. There is also no assurance that the companies will be able to resume marketing and sales of TYSABRI. Drug development and commercialization involves a high degree of risk. For more detailed information on the risks and uncertainties associated with the companies’ drug development and other activities, see the periodic reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

## ## ##